UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 26, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date July 26, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SEEKS TO DELIST FROM THE NEW YORK STOCK EXCHANGE AND TERMINATE ITS REPORTING OBLIGATIONS
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934
(Helsinki, Finland, July 26, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Board of Directors has today decided to apply for delisting of Metso’s American Depositary Shares (the “ADSs”), each representing one ordinary share, from the New York Stock Exchange (the “NYSE”) in the United States, and pursuant to the newly-adopted Rule 12h-6 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) deregister and terminate Metso’s reporting obligations under the Exchange Act. However, Metso plans to maintain its ADR facility, and following the delisting Metso’s ADSs are expected to be traded over-the-counter (OTC) in the United States. Metso’s ordinary shares will continue to trade on the Helsinki Stock Exchange.
Metso’s Board of Directors authorized this action based on its assessment that the reasons why the listing was originally sought in mid 1990’s are no longer valid since the capital markets have become more global. All investors of the ordinary shares and ADSs of Metso are accorded protection by Metso’s continued compliance with the rules of the Helsinki Stock Exchange and other Finnish regulations.
Metso’s rationale for the delisting and deregistration is based primarily on the following factors:
•	Metso’s ordinary shares are listed and actively traded on the Helsinki Stock Exchange, and substantially all of the trading of Metso shares occurs outside of the United States.
•	The trading and liquidity of the ADSs on the NYSE has declined significantly over time and is currently limited, representing less than 1 percent of all trades.
•	With the increased sophistication and transparency of the capital markets worldwide, Metso believes that the value of maintaining a dual listing in the United States and Finland is reduced, and
•	Particularly after the adoption of International Financial Reporting Standards in 2005, Metso believes that the cost and complexity of maintaining a dual listing and satisfying multiple financial reporting obligations outweigh the value of maintaining such dual listing and compliance with multiple reporting regimes.
Says Jorma Eloranta, President and CEO of Metso: “Our intention to delist from the New York Stock Exchange does not imply a reduced focus on our international shareholders or on our international or U.S. markets. We intend to continue our high standard of corporate governance, transparency in financial reporting and internal controls subsequent to the effectiveness of the NYSE delisting and SEC deregistration.”
Metso expects to complete the delisting and deregistration process during 2007. Metso intends to file a Form 15F with the SEC to terminate its Section 12(g) registration and Section 13(a) and Section 15(d) reporting obligations under the Exchange Act as soon as practicable following Metso’s readiness for OTC trading and the effectiveness of NYSE delisting. Upon the filing of Form 15F, Metso’s reporting obligations under the Exchange Act are immediately suspended and a 90-day waiting period is triggered during which time the SEC could object to the filing. At the end of the 90-day waiting period, such suspension becomes a termination, provided that the SEC does not raise objections or the Form 15F is not earlier withdrawn by Metso. Metso reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.
In any case, Metso intends to continue its SEC reporting until December 2007 when its outstanding SEC-registered U.S. bond matures. From the termination of reporting obligations onwards, Metso will continue to publish in English on its website (www.metso.com) materials that are required to be made public pursuant to Finnish law, or required to be publicly filed with its primary trading market or required to be distributed to security holders.
Metso has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ordinary shares in a quotation medium in the United States. However, Metso intends to maintain its American Depositary Receipt (ADR) facility relating to the ADSs with the Bank of New York and intends to amend its Deposit Agreement with the Bank of New York to reflect the deregistration. Following the delisting, Metso’s ADSs are expected to be traded over-the-counter (OTC) in the United States.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 20 484 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.